

TD PRIVATE CLIENT WEALTH LLC

STATEMENT OF FINANCIAL CONDITION

(AUDITED)

October 31, 2025

TD PRIVATE CLIENT WEALTH LLC

Financial Statements

October 31, 2025

Contents

This report is deemed confidential in accordance with Rule17a-5(e) (3) under the Securities Exchange Act of 1934

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SEC FILE NUMBER
8-69105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/2024 (MM/DD/YY) AND ENDING 10/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD PRIVATE CLIENT WEALTH LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Vanderbilt Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jorge Ortiz	(212) 827-7000	Jorge.L.Ortiz@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jorge Ortiz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TD Private Client Wealth LLC, as of 10/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YENERLLY E WAUGH
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Bronx County
01WA0010804
MY COMMISSION EXPIRES 07/10/2027

Signature:

Title: Finance & Operations Principal

Notary Public 12/18/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**Shape the future
with confidence**

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of TD Private Client Wealth LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EY has served as auditor since 2012

December 18, 2025

Ernst & young LLP

TD PRIVATE CLIENT WEALTH LLC

Statement of Financial Condition

As of October 31		**2025**
ASSETS		
Cash	$	90,377,231
Cash deposited with clearing organizations		250,000
Cash and restricted cash		90,627,231
Other		
Receivable from affiliate		261,272
Accounts receivable		282,324
Other assets		7,034,201
Total assets	$	98,205,028
Unearned revenue		10,959,912
Payables to affiliates		2,861,790
Other liabilities		1,602,698
Total liabilities		15,424,400
Member's equity		
Member's equity		82,780,628
Total liabilities and member's equity	$	98,205,028

See accompanying notes.

.

1. NATURE OF OPERATIONS

Organization

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as an Introducing Broker Dealer.

Pershing LLC acts as the clearing agent for the Company's trading activity and custodial broker for client assets through a fully disclosed clearing agreement.

Operating Segment

An operating segment is a component of a business that (i) engages in business activities from which it may earn revenues and incur expenses; (ii) has operating results that are reviewed regularly by the entity's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance; and (iii) has discrete financial information available. The Company has one operating segment, Private Client Wealth.

The Company derives its revenues from customers by providing services outlined above. All of the Company's activities are interrelated and all significant operating decisions are based upon analysis of the Company. The Company's President is the CODM and uses the Company's financial statements to evaluate the Company's operating, strategic, capital, and liquidity actions. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operation decisions while maintaining capital adequacy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Significant U.S. GAAP policies, which affect the determination of financial position, results of operations, changes in member's equity and cash flows, are summarized below.

Accounting Estimates and Assumptions

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. See Note 4 – Related Party Transactions for additional information.

Cash and Restricted Cash

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash deposited with clearing organizations represents those amounts required under the Company's clearing agreement with Pershing LLC and is considered restricted from general use.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, including its Parent and its affiliates, file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company is treated as a disregarded entity for U.S. tax purposes.

TD PRIVATE CLIENT WEALTH LLC

Notes to the Financial Statements

October 31, 2025

3. ACCOUNTING CHANGES

The following accounting pronouncements are effective for the Company in the current fiscal year.

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"	• Requires disclosure of significant segment expenses that are regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and included in the reported measure of segment profit or loss. • Requires the disclosure of the title and position of the individual (or the name of the committee) identified as the CODM and an explanation of how the CODM uses the reported segment measures in assessing segment performance and deciding how to allocate resources.	October 31, 2025	The Company adopted this Standard. See Note 1.

There are currently no future accounting pronouncements applicable to the Company's Statement of Financial Condition for future fiscal years.

4. RELATED PARTY TRANSACTIONS

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent also provides services such as the payment of direct expenses which are reimbursed by the Company. The Company has a payable to its Parent related to this services agreement of $3,141,639 as of October 31, 2025, which is included in Payables to affiliates on the Statement of Financial Condition.

The Company has entered into an agreement with its Parent TD Bank N.A and TD Bank USA (together, "the Banks") related to the deposit sweep agreement with Pershing LLC discussed in Note 2. The Company receives a marketing fee from the Banks for arranging the sweep of cash to the Banks. The Company pays a servicing fee to TD Bank USA and reimburses the Banks for FDIC expenses. The Company has a receivable from its Parent related to this agreement of $506,489 as of October 31, 2025, which is included with Payables to affiliates on the Statement of Financial Condition. The Company has a receivable from TD Bank USA related to this agreement of $261,272 as of October 31, 2025, which is included in Receivable from affiliates on the Statement of Financial Condition.

5. CONTINGENCIES

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws, and laws governing the activities of broker-dealers and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business. Legal provisions are established when it becomes probable that the Company will incur an expense and the amount can be reliably estimated, although it is possible the Company may incur additional losses and actual losses may vary significantly from estimates. Based on currently available information, the Company believes no losses are reasonably possible*.*

6. REGULATORY AND NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, not exceed 15 to 1 (1500%). Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the SEC.

At October 31, 2025, the Company's net capital, as defined, was $75,202,257, which exceeded the minimum requirement under SEC Rule 15c3-1 by $74,173,963. The ratio of aggregate indebtedness to net capital was 20.51%.

7. SUBSEQUENT EVENTS

The Company has evaluated the impact of the events that have occurred subsequent to October 31, 2025 through December 18, 2025, the date the financial statements were issued. Based on this evaluation, the Company has determined that no events were required to be recognized or disclosed in the financial statements.